iSpecimen Inc.

450 Bedford Street

Lexington, MA 02420

VIA EDGAR

January 20, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Katherine Bagley

Re:    iSpecimen Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed December 31, 2020

File No. 333-250198

Dear Ms. Bagley:

iSpecimen, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 15, 2021, regarding the Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on December 31, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1, filed December 31, 2020 Prospectus Summary

COVID-19 Impact, page 8

1.	We note your response to comment 3, and your amended disclosure on page 8. With a view to understanding your business and supply chain, please amend your disclosure to briefly define "fully-disabled" and "partially-disabled," and the impact of each on your business.

Response: In response to the Staff’s comment, we have revised the disclosures on page 8.

Risk Factors

Risks related to our Business

"Challenges or unanticipated costs in establishing .. . .", page 20

2.	We note your response to comment 8, and your amended disclosure on page 20 that "[w]e have entered into agreements with two non-exclusive distributors in the country of Japan and will continue to look for distributor partnership opportunities covering other rest-of- world markets." It appears from your disclosure on page 81 that these agreements are the Non-Exclusive Marketing, Sales & Distribution Agreements with BizCom Japan, Inc. and Cosmo Bio Co., Ltd. Please amend your disclosure to include the minimum annual purchase order amount obligation under the terms of the agreement with BizCom Japan, Inc. Please also file these agreements as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have amended the disclosures on page 81 to indicate that pursuant to the terms of the Non-Exclusive Marketing, Sales & Distribution Agreement with BizCom Japan Inc. (“BizCom”), there was no minimum annual purchase amount in the first year of the such agreement and that future minimum annual purchase amounts will be set as mutually agreed to thereafter at the beginning of each contract year. Additionally, we respectfully submit that these agreements are entered into in the ordinary course of our business and have not yet yielded any revenue (and we do not expect them to yield any significant revenue in the near future). As such, these agreements are not material to our business and therefore do not need to be filed as exhibits to the Registration Statement.

Business

Our Customers, page 75

3.	We note your response to comment 17, and your amended disclosure that "[w]e continue to have and maintain site participation agreements with several provider partners which enable us to offer through our iSpecimen Marketplace, various types of annotated hematologic products that are used in the research and development of regenerative medicine therapies." In an appropriate place in your filing, please describe the terms of these site participation agreements, and file the relevant agreements as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 75 and 76 to remove references to these specific agreements in the section entitled “Customer” because they are generally disclosed in the “Our Supply Partners” section and these agreements are substantially the same as other site participation agreements. Additionally, they are entered into in the ordinary course of our business and have not yielded any material revenue to our business (a combined total of 1.8% in 2019 and 2.6% in the first nine months of 2020). As such, we respectfully submit that such agreements are not material and do not need to be filed as exhibits to the Registration Statement.

Our Sales Pipeline, page 79

4.	We note your revised disclosure in response to our prior comment number 20. Please revise to disclose how you define "open backlog."

Response: In response to the Staff’s comment, we have revised the disclosures on pages 79 and 80.

Executive Compensation, page 95

5.	Please update your disclosure in this section to include information for your latest completed fiscal year. See Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on page 95.

Notes to Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable, page F-35, page F-35

6.	We note your response to our prior comment number 27. We also note your statement that "[t]he hold was specifically related to circumstances whereby the supplier was not able to process the specimens due to COVID-19 shutdowns." Please further clarify what you mean by "the supplier was not able to process the specimens." You also state "the customer requested that the Company hold portions of its orders for a period of up to six months." Please clarify whether you or the supplier was holding the specimens during the period of the related bill-and-hold.

Response: There was an inadvertent error in the description of the parties in the bill-and-hold arrangement in our prior response to comment number 27. The customer requested the supplier to hold portions of the order at the supplier location, as the customer did not have available storage space in its facility to store the specimens before using the specimens for their intended use.

We noted that the updated disclosure appropriately described the bill-and-hold arrangement, and as such no further edits are needed in the notes to the financial statements.

7.	We note your response to our prior comment number 29. It appears that the terms "collected and collection" are used in different contexts throughout the response and filing. Specifically, as it relates to the timing of revenue recognition, please tell us and revise to disclose how you define "upon collection." We further note your discussion of how you determined that the specimen has no alternative use and accordingly revenue should be recognized over time. However, it is still not clear to us how you determined that control has transferred to the customer upon collection verses upon shipment by you or receipt by the customer. Please tell us how you considered the guidance in ASC 606-1- 25-25. Please be detailed and specific in your response.

Response: We have updated the disclosures throughout the Registration Statement to use the term “accession” or “accessioned” instead of “collect” or “collected”, where appropriate. Accessioned is when a collected specimen has been registered and assigned to the iSpecimen Marketplace to a particular customer order. In addition, at that time, the specimen is segregated at the supplier for the customer. At the time we accession a specimen, we recognize revenue. In response to the Staff’s comment, we have also revised our disclosures on pages 49, 60, F-11, and F-34.

We considered the guidance in ASC 610-10-25-25 noting that our customers obtain control of a specimen when a specimen is accessioned because:

•	the specimen has been specifically identified based on the requested criteria and the specimen has been segregated for the customer at the supplier (i.e. accessioned),
•	the customer has a contractual obligation to pay the Company upon the specimen being accessioned,
•	the specimen cannot be readily redirected or used to fulfill a different customer’s request, and
•	the customer has a contractual obligation to coordinate the shipment of the specimen.

At the time a specimen has been accessioned, the customer obtains control of the specimen by having the ability to prevent other entities from directing the use of, and therefore obtains the benefits from the accessioned specimen. Specimens are generally shipped as soon as possible after they have been accessioned. In almost all instances, there is a very short period of time (i.e. the same day or days) between the accession event and the shipment of the specimen to the customer. At the time the specimen is accessioned, we have an enforceable right to payment and the customer is contractually obligated to remit payment.

The contractual Purchase Terms, between the Company and a customer indicates, “All Specimens are shipped in accordance with Incoterms 2010 FCA. Shipments may be insured for their value. Shipping and any insurance costs shall be the responsibility of Customer. Customer may supply its own courier account number for direct billing of shipping and insurance costs or iSpecimen may bill Customer directly for shipping and insurance costs.” For clarity, our shipping terms are FOB shipping point (i.e. from the supplier).

The shipping terms provide the customer the ability to direct the use of and therefore obtain the benefits from the asset (a specimen). At the time the specimen is accessioned, we have satisfied our performance obligation. In our previous response, we indicated that we incur shipping costs, however, we would like to clarify that shipping costs are either paid directly by the customer or passed onto the customer per the terms above.

We believe that ASC 610-10-25-28 and 25-29 provides further guidance on the transfer of control of the specimen from the Company to its customers that supplement the transfer of control guidance in ASC 610-10-25-25. Specifically, we believe that control transfers when a specimen has been accessioned, since in accordance with ASC 610-10-25-27(c), it is at this point we have created an asset without an alternative future use and we have an enforceable right to payment for performance completed to date per our customer contracts.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Tamar Donikyan, at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Christopher Ianelli

Christopher Ianelli, Chief Executive Officer
iSpecimen Inc.